UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, February 11th, 2004

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

                  The purpose of this letter is to inform that the following Notice to the Market will be published tomorrow, February 12th, 2004:

“Banco Bradesco S.A. informs its stockholders, clients and the market that, in an Auction held at the São Paulo Stock Exchange - BOVESPA, on February 10, 2004, it acquired, from the Federal Government, the stock control of Banco do Estado do Maranhão S.A. - BEM, institution with headquarters located in the city of São Luís, state of Maranhão, as well as its subsidiaries BEM Distribuidora de Títulos e Valores Mobiliários Ltda., BEM Vigilância e Transportes de Valores S.A. and BEM Serviços Gerais Ltda.

The transaction involved the acquisition of 324,181,808 nominative common stocks, with no par value, which represent 89.957% of BEM’s capital stock, for the amount of R$ 78 million.

Upon such acquisition, Bradesco Organization strengthens its presence in the state of Maranhão and reaffirms its confidence and commitment towards the economic and social development of Brazil.

The checking accounts held by the State, mixed capital companies, government corporations, public companies and foundations, as well as the State payroll and the consolidation of funds resulting from state tax collection, will be maintained exclusively at BEM.

BEM’s main numbers, presented in the 2003 year-end balance sheet, are shown in the table below:

R$ million
Assets	766
Loans	84
Deposits	261
- Demand	148
- Time	50
- Saving Accounts	47
- Interbank	16
Stockholders’ Equity (including the ongoing capital increase)	65

Checking Account Clients	186 thousand
Saving Account Clients	103 thousand
Branches	76
Banking Service Posts	125

The acquiring process shall be concluded by February 13, 2004, when a Special Stockholders’ Meeting, which will elect BEM’s new Management, is scheduled to be held.

BEM will continue to assist its clients as usual, which will, upon the completion of the transaction, also have access to all products, services and facilities offered by Bradesco.”.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.